FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 21, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 21, 2007 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. today reported unaudited financial and operating results for the full year and fourth quarter 2006, and provided production guidance for 2007.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of February, 2007.

“Signed”

Robert Pirooz General Counsel and Secretary

2